April 21, 2023

Mr. Raymond A. Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tema ETF Trust
File Nos. 333-267188, 811-23823

Dear Mr. Be:

On August 31, 2022, Tema ETF Trust (“the Trust”) filed an initial registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”). The Trust also filed pre-effective amendments to the registration statement on September 2, 2022, September 23, 2022, and October 6, 2022. The filings register shares of the following (each, a “Fund” and collectively, the “Funds”):

Tema Luxury ETF

Tema Oncology ETF

Tema Emerging Markets Financial Inclusion ETF

Tema Monopolies and Oligopolies ETF

Tema American Reshoring ETF

Tema Alternative Investment Mangers ETF

Tema Global Royalties ETF

Tema Beverages ETF

On November 9, 2022, you provided comments to the registration statement. Those comments are summarized in the letter set forth in the Appendix, with corresponding responses following each comment. On February 22, 2023, March 29, 2023 and April 14, 2023 you provided additional comments to the pre-effective amendment to the registration statement filed on December 19, 2023. Those comments are summarized below, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

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Tema Global Limited April 21, 2023 Page 2 of 16

General (all Funds)

1.       We note that footnote 1 of the fee table in each Fund’s prospectus describes a fee waiver that will be in effect through a certain date. If such fee waiver will be contractual, please ensure that the footnote contains an end date that covers at least a one-year period. In addition, if accurate, please state that the investment adviser may not terminate its fee waiver during the contractual period.

Response:

Registrant has revised note 1 of the fee table in each Fund’s prospectus to clarify that the fee waiver is contractual, included an expiration date one year or longer and noted that the investment adviser may not terminate its fee waiver during the contractual period.

2.       For each Fund focusing on a particular type of investment or investments, or in investments in a particular industry or group of industries (e.g., Tema Luxury Goods ETF), please disclose a policy stating that the Fund will invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in the type of investment suggested by its name (i.e., the particular industries in which each Fund will invest). See Rule 35d-1 under the 1940 Act. Please clarify how the Fund defines the industry. Additionally, please disclose with greater clarity and in more detail the fund’s criteria for determining whether a security is within a given industry or sub-industry or otherwise falls within a category of companies indicated by the Fund’s name. In particular, please provide a reasonable definition of what constitutes a company that is “economically tied to” a particular industry, sub-industry or the Fund’s name.

Response:

The requested additional disclosures have been made. Please see the attached redlined Prospectuses for revisions.

3.       The strategy section for the Tema Global Royalties ETF states that the “active security selection approach is then combined with a systematic rules-based portfolio construction process to form the final portfolio.” Please provide more detailed disclosure on how this process operates to generate the final portfolio of securities.

Response:

Upon further review, Registrant has determined to remove the quoted sentence from each of the Prospectuses. Because each Fund is actively managed, the Adviser has discretion regarding the portfolio management of each Fund including implementing the final investment decisions on a given day. The Adviser believes that the above language that will be removed indicates a formulistic approach that in some cases will be followed but in some cases may not be followed, and that it is therefore disingenuous to include the process in the prospectuses. Please see the attached redlined Prospectuses showing the deletions.

Tema Global Limited April 21, 2023 Page 3 of 16

4.       Section 6.9 of the Trust’s Agreement and Declaration of Trust addresses the fiduciary obligations of the Trust’s trustees and officers. We understand that Delaware law permits a fund to eliminate duties of trustees, shareholders, or other persons, and replace them with the standards set forth in the Agreement and Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees and officers are inconsistent with the federal securities laws and the Commission’s expressed views on such persons’ fiduciary duties. Please add a provision to the Agreement and Declaration of Trust or otherwise modify the Agreement and Declaration of Trust to clarify explicitly that notwithstanding anything to the contrary to the Agreement and Declaration of Trust, nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way eliminate, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:

Prior to the offering of the shares of any Fund, the Agreement and Declaration of Trust will be amended by Board resolution or consent to add the requested provision.

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If you have any questions or additional comments, please call the undersigned at 202-973-2727.

Very truly yours,

/s/ Bibb Strench

Bibb Strench

cc:	Matthew Keeling
Tema Global Limited

Tema Global Limited April 21, 2023 Page 4 of 16

Appendix

Response to November 9, 2022 Staff Comments

December 16, 2022

Mr. Raymond A. Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Tema ETF Trust

File Nos. 333-267188, 811-23823

Dear Mr. Be:

On August 31, 2022, Tema ETF Trust (“the Trust”) filed an initial registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”). The Trust also filed pre-effective amendments to the registration statement on September 2, 2022, September 23, 2022, and October 6, 2022. The filings register shares of the following (each, a “Fund” and collectively, the “Funds”):

Tema Luxury Goods ETF

Tema Conquer Cancer ETF

Tema Emerging Markets Fintech ex-China ETF

Tema Monopoly, Duopoly, Oligopoly ETF

Tema American Industrial Revolution ETF

Tema Private Investments ETF

Tema Superabundance ETF

Tema Global Royalties ETF

Tema Beer, Spirits and Mixers ETF

On November 9, 2022, you provided comments to the registration statement. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Tema Global Limited April 21, 2023 Page 5 of 16

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General (all Funds)

1.       We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:

Registrant notes the comment and has completed a number of disclosures in the revised filing. Registrant will complete any remaining outstanding information as soon as practicable.

2.       For each Fund focusing on a particular type of investment or investments, or in investments in a particular industry or group of industries (e.g., Tema Luxury Goods ETF), please disclose a policy stating that the Fund will invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in the type of investment suggested by its name (i.e., the particular industries in which each Fund will invest). See Rule 35d-1 under the 1940 Act. Please clarify how the Fund defines the industry. Additionally, please disclose with greater clarity and in more detail the fund’s criteria for determining whether a security is within a given industry. We may have further comment.

Response:

The requested additional disclosures have been made. Please see the attached redlined Prospectuses for revisions.

3.       The strategy section for each Fund states that the Fund will “seek to invest in attractively valued companies that, in [the Adviser’s] opinion, represent strong, long-term investment and growth opportunities.” Each of the Funds appears to follow a value-oriented strategy despite the references to growth. Discuss the types of data and analyses that each Fund uses to determine whether a company is “attractively valued.” Similarly, explain how each Fund will determine whether a company represents a “strong, long-term investment and growth opportunity,” including the types of data and analyses that the Fund will use. To the extent the Funds do not follow a value-oriented strategy, the description of each Fund’s strategy is vague. Provide sufficient detail to explain to investors what the Fund’s strategy is.

Response:

Registrant has updated the “Principal Investment Strategies of the Fund” disclosures in the summary prospectus for each Fund, with corresponding changes to the “Additional Information about Investment Strategies” disclosures, to address the comment. Specifically, for each Fund, Registrant has enhanced the description of the Adviser’s investment process and methodology for analyzing whether a company is attractively valued when compared to its fundamentals and growth opportunities, including a discussion of quantitative tools employed by the Adviser, and criteria against which value is measured. Please see attached redlined Prospectuses for revisions.

Tema Global Limited April 21, 2023 Page 6 of 16

4.       To the extent the Funds will be following a value-oriented strategy, disclose the risks associated with such a strategy.

Response:

Registrant has included risk disclosures with respect to value-oriented investing. Please see attached redlined Prospectuses and SAI for revisions.

5.       For each Fund, clarify what the phrase “‘top down’ (sector, theme, company research) and ‘bottom up’ (valuation, fundamental, quantitative, qualitative measures)” means in more detail.

Response:

As used in the registration statement, “top down” idea generation means fundamental sector research, quantitative tools (for example screening based on metrics such as five-year historic revenue growth, margins, or returns on invested capital) and the Registrant’s own expertise, are used to narrow down the specific thematic research universe. “Bottom up” security analysis involves the Registrant comparing valuation multiples (such as free cash flow yield, price to book ratio and price to earnings ratio or enterprise value to total invested capital, among others) to fundamental metrics (such as organic revenue growth, margins, returns on invested capital and equity, among others).

Registrant has enhanced the description of “top down” and “bottom up” in the attached redlined Prospectuses.

6.       We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:

Registrant has re-ordered principal risks as requested. Please see the attached redlined Prospectuses for revisions.

Tema Global Limited April 21, 2023 Page 7 of 16

7.       For each of the Funds that discloses Emerging Markets Securities Risk, consider discussing the availability of public information about such companies, the enforceability of contracts, and the differences in disclosure and accounting requirements.

Response:

The requested additional disclosures have been made to the Emerging Markets Securities Risk. Please see the attached redlined Prospectuses for revisions.

8.       For each of the Funds that discloses “Large Shareholder and Large-Scale Redemption Risk,” each of the Funds appears to invest in securities of publicly listed companies. Briefly explain the context in which the Funds may need to make redemptions in cash. To the extent this is not a principal risk to the Funds, move the portion of the discussion regarding cash redemptions to an appropriate location.

Response:

Registrant has determined that Large Shareholder and Large-Scale Redemption Risk is not a principal risk of the Funds and has moved the risk disclosure to the “Other Risks” section under “Additional Information About the Fund.”

9.       For each of the Funds that discloses Liquidity Risk, clarify the context for which the Fund believes this a principal risk, particularly in light of the Fund’s liquidity screening criteria. To the extent liquidity is not a principal risk of the fund, move it out of the Summary Prospectus.

Response:

Registrant has determined that Liquidity Risk is not a principal risk of the Funds and has moved the risk disclosure to the “Other Risks” section under “Additional Information About the Fund.”

10.       For each of the Funds, under “New Adviser Risk,” consider, to the extent material, discussing the Adviser's resources, systems, research capabilities, and personnel generally.

Response:

Registrant has determined that New Adviser Risk is not a principal risk of the Funds and has deleted the risk factor.

Tema Global Limited April 21, 2023 Page 8 of 16

11.       With regard to each Fund, confirm that the list of principal risks in the Summary Prospectus is consistent with the list of principal risks in the Item 9 disclosure. For example, Operational Risk appears in the Summary Prospectus as a principal risk, but is presented under “Other Risks” in the main prospectus. Similarly, “Valuation Risk” is listed as a principal risk in the Item 9 disclosure, but does not appear in the Summary Prospectus. Please harmonize.

Response:

The disclosed risks have been harmonized as requested. Please see the attached redlined Prospectuses for revisions.

12.       In the Sub-Adviser section, disclose the percentage that the Sub-Adviser will receive for its fee. Also, please confirm that all references to “Adviser” vis a vis “Sub-Adviser” are correct.

Response:

The additional disclosures regarding the Sub-Adviser’s fee have been added and references to Adviser and Sub-Adviser reviewed and corrected, as appropriate. Please see the attached redlined Prospectuses for revisions.

13.       Please disclose that the Adviser and Sub-Adviser are registered investment advisers and disclose the year that they registered.

Response:

The requested additional disclosures have been made. Please see the attached redlined Prospectuses for revisions.

14.       Please provide a brief biography for each portfolio manager listed in response to Item 5, as required by Item 10(a)(2) of Form N-1A.

Response:

The requested additional disclosures have been made. Please see the attached redlined Prospectuses for revisions.

Tema Luxury Goods ETF

Principal Investment Strategies of the Fund (page 3)

15.       The list defining the term “luxury industry” includes several services (e.g., hotels, hospitality). To the extent the Fund will not be focusing only on luxury “goods," use a fund name that better encompasses the term "luxury industry" that is used in this section.

Response:

Registrant has considered the comment and determined to change the Fund’s name to Tema Luxury ETF to more accurately describe the strategy and to conform with Rule 35d-1.

Tema Global Limited April 21, 2023 Page 9 of 16

Sector Focus Risk (page 8)

16.       Given the Fund’s focus on the luxury industry, clarify the relevance of the consumer staples sector risk.

Response:

Registrant has determined that the consumer staples risk is not relevant to the Fund and has removed it from the disclosures for Tema Luxury Goods ETF.

Tema Emerging Markets Fintech Ex-China ETF

Principal Investment Strategies of the Fund (page 3)

17.       Disclose how the Fund defines the universe of “emerging markets.”

Response:

The Fund defines emerging markets with reference to the MSCI Country Classification Standards. Please see the attached redlined Prospectuses for revisions clarifying the definition.

18.       Consider using a plain English alternative to the term “broking.”

Response:

Registrant has replaced “broking” with brokerage services. Please see the attached redlined Prospectuses for revisions.

19.       Please explain why leveraging technology for its operations is sufficient to deem a company to be a FinTech company.

Response:

Registrant has renamed the Fund to “Tema Emerging Markets Financial Inclusion ETF.” Registrant has further clarified the criteria for inclusion, specifying that a financial services company is considered economically tied to the financial and financial technologies industries and furthers financial inclusion if its products and services directly or indirectly improve access of individuals and businesses to financial products and services that meet their financial needs including but not limited to transactions, payments, savings, equity, credit and insurance Please see the attached redlined Prospectus for revisions.

Tema Global Limited April 21, 2023 Page 10 of 16

Tema Monopoly, Duopoly, Oligopoly ETF

Principal Investment Strategies of the Fund (page 3)

20.       Explain in plain English what it means to be in “a strategic position in an industry’s value chain where they provide access to proprietary infrastructure across industries.” Clarify how this relates to the Fund’s name suggesting that the Fund will invest in monopolies, duopolies, and oligopolies.

Response:

Registrant has clarified the criteria for inclusion, specifying that companies within the strategy operate in industries characterized by monopolistic or oligopolistic industry structures and as a result occupy a non-substitutable position in an economic value chain. Please see the attached redlined Prospectus for revisions.

Principal Risks of Investing in the Fund (page 4)

21.       Under “Industry Concentration Risk,” confirm that the individual industries listed in this risk factor address all of the principal risks related to the list of industries presented in the strategy section. For example, it is not apparent to which industry in the strategies section the Engineering and Construction Companies Risk applies. Clarify the risk factors to add context when not apparent.

Response:

Registrant has confirmed that the individual industries listed address the principal risks related to the list of industries presented in the strategy section and has further clarified which industries are considered to be within the strategy. Please see the attached redlined Prospectus for revisions.

Tema Private Investments ETF

22.       This Fund’s name suggests that invests in private investments, but it appears the Fund will invest in publicly listed companies. In light of the fund's strategy, please explain supplementally why the name “Private Investments” is not materially deceptive or misleading.

Response:

Registrant has updated the name of the Fund to Tema Alternative Investment Managers ETF. Please see the attached redlined Prospectus for revisions.

Tema Global Limited April 21, 2023 Page 11 of 16

Registrant also notes several additional naming changes made for conformity with Rule 35d-1, as follows:

Prior Name	New Name
Tema Luxury Goods ETF	Tema Luxury ETF
Tema American Industrial Revolution ETF	Tema American Reshoring ETF
Tema Monopoly, Duopoly, Oligopoly ETF	Tema Monopolies and Oligopolies ETF
Tema Conquer Cancer Oncology ETF	Tema Oncology ETF
Tema Emerging Markets Fintech ex-China ETF	Tema Emerging Markets Financial Inclusion ETF

Additionally, Registrant is removing Tema Superabundance ETF from the registration statement and does not intend to launch this Fund at this time.

Principal Strategies of the Fund (page 3)

23.       Under Principal Investment Strategies of the Fund, clarify what the term “investment companies” means, including whether these companies will be registered investment companies. To the extent the Fund will invest in other investment companies, clarify this aspect of the Fund’s strategy in more detail, including how the Fund will select such other investment companies and the types of funds it will invest in. Also, explain how the Fund will seek “attractively valued” funds. Finally, confirm that, to the extent relevant, the Fund will include appropriate risk factors and AFFE in its fee table.

Response:

The use of “investment companies” was not intended to refer to registered investment companies and the Fund does not intend to invest in registered investment companies. Registrant has removed the reference from the strategy description for the Fund. Please see attached redlined Prospectus for revisions.

Tema Global Royalties ETF

24.       The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Tema Global Limited April 21, 2023 Page 12 of 16

Response:

Registrant has revised the Fund’s prospectus to clarify that, under normal market conditions, the Fund will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. Please see attached redlined Prospectus for revisions.

Principal Strategies of the Fund (page 3)

25.       The disclosure states that the Fund will invest in “companies that earn a substantial portion of their revenue from royalty income, royalty-related income and intellectual property (IP) income. . . . [A] company is considered economically tied to the aforementioned industry if its principal business activity is classified in one of the following sub-industries: healthcare and biotechnology, materials and metals & mining, communication services and media & entertainment, and the energy sector.” This is confusing. Clarify what the “aforementioned industry” is. Also, explain the connection between two sentences is. In addition, clarify what you mean by “substantial portion,” “royalty-related income,” and “intellectual property (IP) income.”

Response:

Registrant has updated the disclosures to clarify the criteria for inclusion in the strategy. Please see the attached redlined Prospectus for revisions.

26.       In the fourth paragraph of this section, the disclosure states that the Fund’s “investment strategy emphasizes current distributions and dividends paid to shareholders.” Clarify how this relates to achieving the Fund’s objective to “provide long-term growth.”

Response:

Registrant has revised the disclosures to clarify that the Fund’s objective is to provide a balance of long-term growth and current income and to enhance disclosures with respect to the Fund’s investment strategy. Please see attached redlined Prospectus for revisions.

Principal Risks of Investing in the Fund (no page number)

27.       Consider disclosing risks related to the Fund’s strategy of emphasizing current distributions and dividends.

Response:

Registrant has respectfully considered the comment and determined that there are no additional material risks to disclose.

Tema Global Limited April 21, 2023 Page 13 of 16

Metals and Mining Industry Risk (no page number)

28.       This risk factor appears particularly aimed at the silver mining industry. To the extent focusing on the silver mining industry is a principal strategy, discuss in strategy section. To the extent it is not, revise this risk factor to focus on the Fund's principal risks related to the Metals and Mining industry.

Response:

The Fund will focus on metals and mining broadly and will not focus solely or predominantly on the sliver mining industry. Registrant has clarified the relevant risk factor. Please see the attached redlined Prospectus for revisions.

Tema Beer, Spirits and Mixers ETF

Principal Investment Strategies of the Fund

29.       The name of the Fund contains the terms “beer,” “spirits,” and “mixers.” But the Fund’s investment policy relates to the “alcoholic and non-alcoholic beverage” industry. Align the 80% policy with respect to the terms that are actually in the Fund’s name. Also, clarify what “mixers” means and explain why that term should be applied to any non-alcoholic beverage.

Response:

Registrant believes the name is aligned to the Fund’s investment policy. “Beer” and “spirits” together encompass the alcoholic beverage industry, while “mixers” broadly includes any non-alcoholic beverage. Registrant has proposed clarifying disclosures as reflected in the attached redlined Prospectus.

30.       The disclosure states that a company is considered in the “alcoholic and non-alcoholic beverage (e.g., mixers) industry” if its “principal business activity is classified in either the consumer staples or beverages sub industries.” Explain why you believe this is a reasonable definition of the industry.

Response:

The relevant disclosure has been revised as follows:

“For the purposes of the foregoing policy, a company is considered economically tied to the aforementioned industry if its principal business activity is classified in ~~either the consumer staples or~~ the beverages sub industry of the food and beverage industry, within the consumer staples sector.”

Please see the attached redlined Prospectus for revisions.

Tema Global Limited April 21, 2023 Page 14 of 16

Statement of Additional Information

General Description of the Trust (page 3)

31.       The disclosure in this paragraph states that each fund is considered “diversified.” However, the disclosure elsewhere in the prospectus indicates that, for purposes of the Investment Company Act, the Funds will be classified as “non-diversified.” Please harmonize.

Response:

The disclosure has been corrected to indicate that the Funds are non-diversified. Please see the attached redlined SAI for revisions.

Futures (page 10)

32.       On page 11, the second and third paragraphs appear duplicative. Please eliminate unnecessary duplication.

Response:

The duplicate paragraph has been deleted. Please see the attached redlined SAI for revisions.

Investment Restrictions and Policies (page 35)

33.       On page 36, the disclosure indicates that each Fund will not concentrate in a particular industry or group of industries. However, the strategies of several of the Funds appear to indicate that such Funds will concentrate in certain industries. Please harmonize, or explain why these disclosures are consistent with each other.

Response:

The requested revisions have been made to clarify the disclosures. Please see the attached redlined SAI for revisions.

34.       The disclosure in the last paragraph of this section indicates the Funds will follow staff guidance with regard to “covering” certain obligations. Please revise this discussion to reflect the recent adoption of Rule 18f-4 under the 1940 Act.

Response:

The requested revisions have been made. Please see the attached redlined SAI for revisions.

Tema Global Limited April 21, 2023 Page 15 of 16

Acceptance of Orders of Creation Units

35.       Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(i) the acceptance of the basket would have certain adverse tax consequences; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners ....” In connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. .” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:

The requested revisions have been made. Please see the attached redlined SAI.

Part C: Other Information

Item 28. Exhibits

36.       Please file the finalized exhibits once they are available. In particular, the staff reviews organizational documents and occasionally has comments that require additional legal analysis and amended filings. Please provide us with the Fund’s amended Declaration of Trust and Bylaws as soon as possible. We may have further comments after we have reviewed them.

Response:

Registrant has included the Declaration of Trust and By-Laws as exhibits to the amended registration statement and will file the remaining Exhibits prior to effectiveness.

Item 30. Indemnification

37.       In an appropriate location, please include the legend required by Rule 484 regarding the Commission’s position on indemnification for liability arising under the Securities Act of 1933.

Response:

The requested additional disclosures have been made. Please see the attached redlined SAI for revisions.

Tema Global Limited April 21, 2023 Page 16 of 16

Signatures

38.       Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Response:

The signature lines have been added. Please see the attached redlined SAI for revisions.

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If you have any questions or additional comments, please call the undersigned at 202-973-2727.

Very truly yours,

/s/ Bibb Strench

Bibb Strench

cc:    Matthew Keeling

       Tema Global Limited